The simplest way to sell digital products online

🔵 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



sell.app   Middletown DE      Technology   Software   Ecommerce   Moonshots   Tech

Highlights

1 💸 Investors from Facebook, Google, Amazon, family offices & more

2 📈 $100K+ GMV since launching JUST 5 months ago. $50K+ in November alone!

3 💡 YCombinator Startup School S19 & Google for Startups Campus alumnus

4 🍬 Creator Economy growing RAPIDLY: 48% YoY with billions of $$$ earned according to Stripe.com

4 🍬 Creator Economy growing RAPIDLY: 48% YoY with billions of $$$ earned according to Stripe.com

5 🚀 Sell.app URL & SellApp brand name. CashApp owned by Square, ShopApp owned by Shopify

6 🌐 Fastest, easiest, and cheapest way to sell digital goods. Start selling in minutes, not days

7 🛍️ Lowest shopping cart abandonment rate in the industry: 46.15% v.s. 60%-80%

8 😁 Pandemic-Proof. SellApp is completely virtual and helps people earn an income online!

Our Team



Yousef Abdulhassan Founder

Serial founder with over a decade of relevant experience in the digital goods industry. Sold tens of thousands of digital goods as a teenager. Former cybersecurity consultant to Mercedes Benz, Hugo Boss, Coinbase, and others Fortune 500 companies

> Selling digital goods online is a horrible experience. I have made it my mission to fix this problem. I personally sold over 10K digital goods online along the years, and am thoroughly familiar with how frustrating it can be to sell digital products online. SellApp is my definitive answer to this problem.



Jorge Gonzales Full-Stack Engineer

Full-stack engineer who helped build businesses which have generated millions of dollars. Co-administrator of one of the biggest technical communities in Discord. Open-source contributor whose contributions are used in hundreds of projects



Luis Manuel Guerrero Alanis Full-Stack Engineer

As a full-stack engineer I am well-versed at testing, integrating, and leveraging multi-billion dollar payment processors to help sellers make a living online. Some examples include the likes of Stripe, PayPal, and Coinbase.

Sell.app reimagines how digital goods are sold online — making it 100x better than before.

We've spent years rethinking how digital goods are sold online. Where this used to be a headache, SellApp has transformed it into a simple and seamless experience accessible to anyone across the globe.

Think of SellApp as **Shopify**, but <u>exclusively</u> built for selling digital goods.



The Problem

It's almost 2022, and selling digital goods online is still terribly difficult. With bloated interfaces, useless features, and extortionate fees, existing platforms on the market haven't made life easy for sellers of digital products.

Total creators



Millions of digital product creators, earning billions of dollars. Growing 48% year-over-year. Link: https://stripe.com/blog/creator-economy

We can no longer afford to ignore this rapidly growing segment of the internet. There needs to be a reliable solution for digital product creators across the globe, as we go from a few million creators to tens of millions of creators.

The Solution

We've completely rethought and overhauled the selling experience from the ground up. With a simple interface, affordable pricing, and a platform that's purpose-built from the ground up, SellApp automatically takes care of it. All of it.

We automate all the difficult parts you can think of; from checkout and payment processing, to product delivery, security, and more. This has culminated in the simplest, fastest, and highest-converting storefront on the internet.



Create unlimited products, groups, and sections. Automatically dispatch products to customers once they successfully make a payment, generate coupons which can be used during checkout, and do so much more.

📈 Growing Fast. Super Fast.

The numbers don't lie. With a minimal budget (and a tiny team) SellApp has grown to over 1300 stores created with $100K+ worth of sales processed, just in the past 5 months.

Half of the $100K we processed in November alone!



Now imagine what we'll achieve with a larger budget and a stellar team 🤩

💰 Making <u>Money</u>

SellApp has three primary revenue streams:

- Transaction Fees
- Store Subscriptions
- Value-add Partnerships

As an example: When we process **$1M in sales per month** and charge a 5% platform fee per sale, we'll have <u>$50K in gross monthly revenue from platform fees alone.</u>

We're also already seeing the first few sellers upgrade their storefront to a premium subscription, so the model works!

💪 A Great <u>Journey</u>

We have already attended **YCombinator** Startup School and are a member of **Google** for Startups Campus. SellApp already has near-complete feature parity with other known competitors, like Shopify. **And just to think that we've only launched 5 months ago.**





👨‍👩‍👧‍👦 Built For Everyone

SellApp is useful for people from **all walks of life.** From **your** son wanting to sell **in-game goods,** your partner selling a **financial planning spreadsheet,** to you self-publishing **a fantasy novella** in digital format: SellApp helps you achieve your goals.



🚀 Become An Investor. Join Us Now!

This journey, **to build a digital rocket ship** and realize our shared vision of becoming the Shopify for digital goods, has only just begun.

If you believe in this vision and want to be part of our success, we'd love for you to join us. Let's continue shaking this industry up and write history.

It's time to build!





Downloads

SellApp Pitch Deck.pdf